

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

  Re: Unique Underwriters, Inc.
     Amendment No. 10 to Registration Statement on Form S-1
     Filed July 3, 2012
     File No. 333-172850

Dear Mr. Wolfe:

  We have reviewed your amended registration statement and your correspondence filed on July 3, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your first response is to a comment that we did not issue to you. In future response letters, please be sure to not include this "comment" and response.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 5

3. On pages 6 and 26, you disclose different percentages of total revenue that lead rental revenue from agents represents as of the nine month period ending on March 31, 2012. Please revise your disclosure to remove the inconsistency.

Risk Factors

"The Company is currently contracted with a Competitor to Utilize the Competitor's Designated Carrier Network . . .," page 11

4. Please amend this risk factor to state that you have only one direct agreement with a carrier and that all your other carrier relationships derive from your agreement with your competitor and that you are contractually able to offer those products only while representing yourself as an agent of Educator Group Plans d/b/a Equita Mortgage Group. Further, please amend your sub-caption to clearly state that you are currently dependent upon this relationship for most of your product offerings.

5. Please expand this risk factor and elsewhere as appropriate to disclose the percentage of your total revenues for the nine months ended March 31, 2012 derived through your relationship with Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services.

"Our Prior Relationship with Donald Klein and KCM Holding Corporation represents a material risk to the Company . . .," page 13

6. We note your response to our prior comment 3. In your revised disclosure, you initially state that 40 individuals purchased a total of 100,000 shares or traded services for shares at your June 2010 meeting but you then state that 35 people purchased shares and 10 traded services for shares. Please reconcile this discrepancy.

Selling Security Holders

Description of Oral Agreements, page 17

7. You disclose on page 18 that you issued an additional 200,000 shares to Fred Potter and an additional 1,500,000 shares to Rudolph J. Renda for services rendered from July 29, 2009 through June 5, 2012. Please revise your disclose to explain the additional services that were rendered in exchange for these shares. Please also disclose the aggregate amount of any additional shares which you have agreed to issue, but have not yet issued.

The Business

Business Model, page 24

8. We note your response to our prior comment 4. Please remove the sentence "(t)he Company currently has 20 such agreements with the insurance carriers" and amend this paragraph and the one preceding it to clarify that you market most of your products only when acting as an agent of Educator Group Plans d/b/a Equita Mortgage Group and, in that capacity, that your agents are in fact sub-agents of Educator Group Plans d/b/a Equita Mortgage Group. For example, you should state, if true, that any application submitted to your office is then submitted to the office of Educator Group Plans d/b/a Equita Mortgage Group prior to being submitted to the insurance carrier for approval.

9. Please state in your disclosure that the carrier relationships of Educator Group Plans d/b/a Equita Mortgage Group are subject to change, as is the sole carrier relationship you have formed.

Lead Generation, page 26

10. We note your response to prior comment 6. Please expand your disclosure here and in the section "Certain Relationships and Related Transactions" to disclose the amount of revenue that was derived through your agreement with Educator Group Plans d/b/a Equita Mortgage Group in the nine months ended March 31, 2012 and the year ended December 31, 2011.

Memberships, page 26

11. We note your response to prior comment 7. Your revised disclosure appears to have been prepared for your agents and prospective agents. Please amend this section to clearly explain to your investors, who are lay readers, what each specific program, call, plan, etc. represents.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, pages 36 and 50

12. Regarding your revised revenue recognition policy in response to our comment nine, please address each of the following:

- Your lead sales revenue policy indicates that you recognize revenue when one of your agents submits an order to "purchase" leads. Disclosure elsewhere in the filing indicates that leads are "rented" for 30 days. Please revise and clarify your accounting policies for purchasing and renting leads throughout your filing for consistency;

- Disclose how you account for your "Area Lead Request Deposit" upon receipt. Clarify if the deposit represents the leads request for only one week or it is for a period greater than one week. Clarify how revenue is recognized when the deposit is for a period greater than a week; and

- Clarify how you recognize revenue related to your various membership plans that are available to agents, including your accounting for deposits received upon membership.

Executive Compensation, page 64

13. Please update your disclosure to provide the executive compensation disclosure required for the fiscal year ended June 30, 2012.

Exhibit 23.1

14. Please provide an updated consent from your independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
McMullen Associates LLC
10701 McMullen Creek Pkwy
Charlotte, NC 28226